UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE TO
 Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of
1934
(FINAL AMENDMENT)

Crexendo, Inc.
(Formerly iMergent, Inc.)
(Name of Subject Company (Issuer))

Crexendo, Inc.
(Formerly iMergent, Inc.)
(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
 (Title of Class of Securities)

[45247Q100]
 (CUSIP Number of Class of Securities)

Jonathan Erickson
Chief Financial Officer
Crexendo, Inc.
1615 South 52nd Street
Tempe, AZ 85281
(623) 242-5959

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Jeffrey G. Korn Chief Legal Officer and Senior Vice President Crexendo, Inc. 1615 South 52nd Street Tempe, AZ 85281	Brian G. Lloyd Michael J. Schefer Parr Brown Gee & Loveless, PC 185 South State Street, Suite 800 Salt Lake City, UT 84111 (801) 532-7840

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,750,000	$187

*  Estimated solely for purposes of calculating the filing fee only, this amount is based on the anticipated purchase of 1,000,000 shares of common stock at the maximum tender offer price of $4.75.

**  The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on November 3, 2010 (together with any amendments and supplements thereto, the "Schedule TO"), relating to the offer by iMergent, Inc., (now known as Crexendo, Inc.) a Delaware corporation (the "Company"), to purchase for cash up to $4,750,000 in value of shares of its common stock, $0.001 par value per share, at a price not greater than $4.75 per share nor less than $4.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2010 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Offer to Purchase.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., New York City time, on December 10, 2010.

2.
724,596 shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those shares were accepted for purchase at a price of $4.75 per common share, for a total cost of $3,441,831 in accordance with the terms of the Offer.

3.	On December 17, 2010, the Company paid all amounts payable for the 724,596 shares that was validly transferred and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Crexendo, Inc.

By:	/s/ Jonathan Erickson
Name:	Jonathan Erickson
Title:	Chief Financial Officer

Dated: May 27, 2011